AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131
February 6, 2007
VIA EDGAR CORRESPONDENCE
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

RE:	MBF Healthcare Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-135610 Filed August 24, 2006
Dear Mr. Reynolds:
     On behalf of MBF Healthcare Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated September 25, 2006 regarding the Company’s Registration Statement on Form S-1 (the “Form S-1”) filed July 5, 2006 and amended August 24, 2006. Please note that for the Staff’s convenience we have recited each of the comments in bold and provided the Company’s response immediately below the comment. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the comment letter.
     The Company has filed, simultaneously with the delivery of this letter, Amendment No. 2 to the Form S-1 (the “Amendment”), which has been blacklined to reflect all changes made since Amendment No. 1 to the Form S-1 filed on August 24, 2006. To expedite your review, we have provided to you, Brian Bhandari and Jay Williamson copies of the blacklined Amendment.
     Please note that, in addition to responding to the Staff’s comments, the Amendment also reflects:
1.	An increase in the existing stockholder’s private placement purchase commitment from $2,500,000 to $5,500,000, consisting of $2,750,000 worth of units and $2,750,000 worth of warrants;

2.	A provision whereby the existing stockholder will make certain after market purchases after the closing of the offering, in accordance with the procedures outlined in the Key Hospitality Acquisition Corporation SEC No.-Action Letter dated October 18, 2005;

3.	A proposed amendment to the Company’s certificate of incorporation providing for a 24-month limited existence for the Company;

4.	Audited financial statements for the period ended December 31, 2006; and

5.	Updated healthcare industry and SPAC statistics.
General Comments
     1. Your response to prior comment 2 from our letter dated August 4, 2006 appears to be more informative than the discussion added on page 2 of your “Summary.” As we believe this discussion is important to investors, please revise your Summary to incorporate the text of your response to our prior comment. In addition, please note that

Mr. John Reynolds
February 6, 2007

this comment is equally applicable to the latter part of your response to our prior comment 3.
     The Company has revised the disclosure on pages 2 and 3 of the Amendment to include the disclosure previously provided in response to your prior comments 2 and 3.
     2. We note your response to comment 8 from our previous letter. We further note the disclosure on page 3 and elsewhere that the “private placement will occur immediately prior the completion of this offering.” Please advise us whether the completion of the private placement is contingent upon the completion of this offering. If yes, please explain how the private placement is a completed transaction. We may further comment.
     Please be advised that the private placement will be consummated prior to the closing of this offering and, accordingly, the private placement is not contingent upon the completion of this offering.
     3. We note your disclosure on page 63, if the company complies with Section 281(b) of the Delaware General Corporation Law, the company will be required to adopt a plan of distribution that “will provide for our payment...of (i) all existing claims (ii) all pending claim and (iii) all claims that may be potentially brought against us within the subsequent 10 years.” Additionally, we note your disclosure on page 63 that, “As a result, we believe the claims that could be made against us are significantly reduced and the likelihood that any claim would result in liability extending to the trust is limited.” Please reconcile this statement with the disclosure on pages 17-18 that (i) “Although we will seek to have all vendors, prospective businesses, and other entities...waive any right...there is no guarantee that they will enter in such agreements:” (ii) “there is no guarantee that such entities will agree to any claims that they have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason;” (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the officers to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholder in the event of liquidation.
     The Company has revised the disclosure on pages 65 and 66 of the Amendment accordingly.
Table of Contents
Industry and Market Data
     4. We note the statement that “we have not independently verified and do not guarantee the accuracy and completeness of this information.” Please clarify whether investors can rely on the information presented by independent industry publication and

Mr. John Reynolds
February 6, 2007

whether investors would have any recourse as a result of this reliance. If not, it would appear that such disclosure should be removed.
     The Company has deleted the referenced language on page i of the Amendment.
Risk Factors, page 13
     5. In your response to prior comment 25 from our letter dated August 4, 2006, you indicate that the company has agreed with MBF Healthcare Partners, L.P. that “any target companies with respect to which MBF Healthcare Partners, L.P. has conducted any diligence or financial evaluations...or initiated any contacts regarding such [target’s] acquisition prior to the completion of the Company’s offering of Units pursuant to the Form S-1 will not be a potential acquisition for the Company.” We believe that this disclosure is important to an investor’s understanding of your offering, accordingly, please incorporate the text of your response to this comment into your existing disclosures.
     The Company has revised the disclosure on pages 14, 22 and 26 of the Amendment accordingly.
     6. Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.
     The Company has revised the disclosure on page 30 of the Amendment to provide for such a risk factor.
     7. Please revise the risk factor “An effective registration statement may not be in place...” to clarify (i) in no event will the company be required to net cash settle the warrant exercise (consistent with section 3.3.3 of the warrant agreement) and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless). Please revise your Description of Securities and notes to financial statements to reflect these changes.
     The Company has revised the disclosure on pages 30 and 86 of the Amendment accordingly. Also, Note F-Warrants has been added in the notes to the financial statements on page F-10 of the Amendment.
Principal Stockholders, page 78
     8. In the table, please include disclosure that reflects the private placement that will occur immediately prior to the completion of this offering.
     The Company has revised the disclosure on page 81 of the Amendment by including a footnote to reflect the amount of shares issued and outstanding after the private placement but prior to the completion of the offering.

Mr. John Reynolds
February 6, 2007

     9. Please revise the text of the fourth bullet point on page 79 to improve its readability. In addition, please revise this section to indicate whether these transfers may be “for value” or not.
     The Company has revised the disclosure on page 82 of the Amendment accordingly.
Exhibits
     10. Please consider revising section six of the warrant certificate to clearly disclose if the prospectus, relating to the common stock to be issued upon the exercise of the warrants, is not current, then the warrants may expire worthless.
     Exhibit 4.3 has been revised accordingly.
Form of Warrant Agreement, Exhibit 4.4
     11. Since holders of Private Warrants can exercise their warrants and obtain unregistered shares, please revise your disclosure in Section 3.3.2 to clarify that the holder of the Public Warrants shall not be entitled to exercise such Public Warrant and such Public Warrant my have no value and expire worthless. Also, clarify that in the event a registration statement is not effective for the exercised Public Warrants, the purchaser of a Public Unit will have paid full purchase price solely for the shares included in the Public Unit.
     Exhibit 4.4 has been revised accordingly.
     The Company believes that the responses provided above and the disclosures provided in the Amendment fully address the questions outlined in the comment letter. Please address any questions to the undersigned at (305) 982-5658.

Sincerely,

AKERMAN SENTERFITT
/s/ Bradley D. Houser
Bradley D. Houser